

April 25, 2012

Via E-mail
David S. Wichmann
Executive Vice President,
And Chief Financial Officer
UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

Re: UnitedHealth Group Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 9, 2012
File No. 001-10864

Dear Mr. Wichmann:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Critical Accounting Estimates
Revenues, page 46

1. You state that effective in 2011, premium revenue subject to the premium rebates of the Health Reform Legislation are recognized based on the estimated premium earned net of the projected rebates over the period of the contract, when that amount can be reasonably estimated and that the estimated premium is revised each period to reflect current experience. Please address the following:

David S. Wichmann
UnitedHealth Group Incorporated
April 25, 2012
Page 2

- Provide us proposed disclosure to be included herein in future periodic reports that discloses the amount of these rebates recorded to revenue and any material changes in the prior period estimate.
- Please clarify what amount you are referring to in your statement "when that amount can be reasonably estimated". If you are not recording rebates that cannot be reasonably estimated please tell us why this is appropriate.
- Provide us proposed disclosure to be included in your financial statements of future periodic reports describing how you determine the amount of these rebates and your accounting policy for recording them.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
12. Commitments and Contingencies, page 81

2. You state that you provide guarantees related to your performance under certain contracts and that, if standards are not met, you may be financially at risk up to a stated percentage of the contracted fee or a stated dollar amount. Please tell us the following:
   - Your accounting policy for recording these guarantees and an analysis demonstrating how it complies with GAAP;
   - The contracts that these guarantees relate and your revenue recognition policy for fees under these contracts specifically addressing how the fees are fixed or determinable as discussed in Staff Accounting Bulletin Topic 13.A.4. Revenue Recognition; and
   - For each of the last three years, the portion of your fees subject to guarantees and the maximum amount that is at risk.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David S. Wichmann
UnitedHealth Group Incorporated
April 25, 2012
Page 3

       Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                          Sincerely,

                          /s/ Jim B. Rosenberg

                          Jim B. Rosenberg
                          Senior Assistant Chief Accountant